SUMMARY APPRAISAL REPORT

OF

The Real Property of Reeves Telecom Limited Partnership

Boiling Spring Lakes, Brunswick County, NC 28461

PREPARED FOR

Mr. Davis P. Stowell

President – Grace Property Management, Inc.

General Partner – Reeves Telecom Limited Partnership

55 Brookville Road

Glen Head, NY 11545

PREPARED BY

Hector R. Ingram, MAI

Ingram and Company, Inc.

2715 Ashton Drive, Suite 102

P.O. Box 1384

Wilmington, North Carolina 28402-1384

(910) 763-9096

www.ncappraiser.com

EFFECTIVE DATE OF VALUE

December 31st, 2011

DATE OF REPORT

March 2012

File # 5184HRI

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INGRAM & COMPANY, INC
REAL ESTATE APPRAISERS & CONSULTANTS

P. O. Box 1384
Wilmington, NC 28402-1384
Telephone (910) 763-9096 Facsimile (910) 763-8358
E-MAIL ingram@ncappraiser.com
www.ncappraiser.com

March 13th, 2012

Dear Mr. Stowell:

At your request, I have appraised the above referenced real property. The purpose of this summary appraisal report was to estimate the market value, as defined within the report. This report is intended to assist you in determining a market value of the subject for SEC filing purposes.

As a summary appraisal, the use of this appraisal is limited to you, your authorized agents, the partners of Reeves Telecom LP and the officials of the SEC. It may not be further distributed, reproduced or utilized by any other person without my written permission. It specifically may not be used by any financial institution for loan underwriting or collateral analysis without my written permission.

Based on my visit to the site and analysis of market data, I estimated the value of the property to be:

Value	Condition	Rights Appraised	Valuation Date	Value Opinion
Bulk Discounted Market Value to One Buyer	As Is	Fee Simple	12/31/11	$2,230,000 *

* Based on the extraordinary assumption of this report

This letter is not a complete appraisal, but rather it is simply a statement of the findings of the summary appraisal report, a copy of which is attached. This letter must remain attached to the report for the value opinion to remain valid. The accompanying report (including exhibits and addenda), and the information retained in our file for the subject, contain the introductory and descriptive material, the investigative process of collecting

Hector Ingram, MAI • Tracy Milligan • Catherine Julius
Sharon Buie • Will Neely • Renee Coffey • Spence Temple

Ingram & Company, Inc.

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market data and the processing of it into conclusions of highest and best use and, ultimately, defined market value of the subject. The subject's file is available for your review.

All estimates and conclusions are subject to the Assumptions and Limiting Conditions in which context the report was written. Further, in accordance with the client's desire for a single value estimate, the reader should be aware that the assigned value shown above is, in our opinion, the most probable value within a likely range for the subject.

Thank you for the opportunity to be of service to you. Please advise me if any portion of the report requires explanation.

Respectfully submitted,

Hector R. M. Ingram, MAI
North Carolina State Certified
General Appraiser A-2993

Ingram & Company, Inc.

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SUMMARY OF SALIENT FACTS

Property Identification:	The remaining real property assets of Reeves Telecom LP

Property Type:	Residential and commercial land, and an administrative office building

Property Addresses:	Various within Boiling Spring Lakes, NC 28461

Property Location:	Within the Town limits of Boiling Spring Lakes in Brunswick County, NC

Owner of Record:	Reeves Telecom LP

Objective of the Appraisal:	Fee Simple Market Value, As Is

Date of Site Visit:	02/27/12
Date of Value:	12/31/11
Date of Report:	March 2012

Extraordinary Assumption:	That the 882 parcels listed by the Brunswick County Registry incorporates the inventory provided by the developer. The developer indicated an inventory of 1073 residential lots, 4 large residential parcels, several commercial parcels and an administrative building. It appears that the tax assessor has combined some of the developer’s individual lots into larger single parcels. Cross verification of the public record and the developer’s record would be an enormous task and beyond the scope of this assignment. I have assumed that the developer’s inventory is correct.

Hypothetical Conditions:	None

Site Area:	1073 residential lots [1], 4 large residential parcels totaling 240 acres, several commercial parcels totaling 219 acres and an administrative building site, all of various sizes.

Improvements:	The only contributing improvement is a sales and administrative building of approximately 1,270 SF.

Zoning:	Various – Residential and commercial

Easements & Encroachments:	None noted by management to impact the value of the subject

Marketing Period:	Less than 12 Months – to a single buyer

Value Opinion:	$2,230,000 (based on the extraordinary assumption of this report)

Inspecting Appraiser:	Hector Ingram, MAI

1 Although there were 1,077 residential lots in 2009, and the developer has sold 10 lots, several lots were located when the management re-inventoried the property, which were extra-inventory so 1073 lots remain.

Ingram & Company, Inc.

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SUBJECT AERIAL MAP – BOILING SPRING LAKES

SUBJECT LOCATION MAP

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DESCRIPTION OF THE REPORT

This is a Summary Appraisal Report which is intended to comply with the reporting requirements set forth under the Uniform Standards of Professional Appraisal Practice (USPAP) for a Summary Appraisal Report. As such it represents only summary discussions of the data, reasoning, and analyses that were used in the appraisal process to develop the appraiser’s opinion of value. Supporting documentation concerning the data, reasoning, and analyses is retained in the appraiser’s file. The depth of discussion contained in this report is specific to the needs of the client and for the intended use stated below. The appraiser is not responsible for unauthorized use of this report.

CLIENT:	Mr. Davis P. Stowell President – Grace Property Management, Inc. General Partner – Reeves Telecom LP 55 Brookville Road Glen Head, NY 11545

APPRAISER:	Hector R. Ingram, MAI Ingram and Company, Inc. Post Office Box 1384 Wilmington, NC 28402-1384

SUBJECT:	The Real Property of Reeves Telecom LP Boiling Spring Lakes, Brunswick County, NC 28461

OWNER OF RECORD:	Reeves Telecom LP 3142 George II Highway Southport, NC 28461

INSTRUCTIONS TO THE APPRAISER

The client has requested that I appraise the fee simple value of the subject as of December 31st, 2011.

PURPOSE AND INTENDED USE OF THE APPRAISAL

The purpose of the appraisal is to develop and report the appraiser’s best opinion of the market value of the subject’s real property as of the date of inspection. It is my understanding that this report will be used to determine a market value for SEC filing purposes.

CLIENT AND INTENDED USER

Reeves Telecom LP, it successors and/or assigns.

DEFINITION OF MARKET VALUE

Market Value means the most probable price that a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently, knowledgeably and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

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1.	Buyer and seller are typically motivated;
2.	Buyer and seller are well informed or well advised, and each acting in what he considers his own best interest;
3.	A reasonable time is allowed for exposure in the open market;
4.	Payment is made in terms of cash in US dollars or in terms of financial arrangements comparable thereto; and
5.	The price represents the normal consideration for the property sold, unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.

Further descriptive information, including a legal reference, is included in the paragraphs below; and a more complete description of the physical and legal characteristics of the real estate is included later in the report.

IDENTIFICATION OF THE PROPERTY/LEGAL DESCRIPTION

The subject property consists of the 1073 platted lots, 4 vacant tracts, commercial land tracts, an abandoned former post office building and the sales and administration office, which are the remaining real property assets of Reeves Telecom LP and its related entities. With such a large number of properties, it is not practical to identify each lot or tract individually. I have retained details from the public record that identify the subject in my work file.

SUBJECT’S SUITABILITY FOR DEVELOPMENT

My opinion of value is based upon the assumption that there are no hidden or unapparent conditions of the property that might make an impact upon buildability. The appraiser recommends due diligence be conducted through the local building department or municipality to investigate the suitability of the various sites for development. The appraiser makes no representations, guarantees or warranties. I have based this analysis on the information provided to me by Mr. Rudy Dixon, the on-site manager for Reeves Telecom, LP. The reader should be aware that a large portion of the subject’s platted lots and areas of the four tracts are unsuitable for development due to their poor (hydric) soil conditions. The identification of the lots that have been designated “unbuildable” has been provided to me by Mr. Dixon based on previous studies by other parties. I have relied on this information on forming my value opinion.

EXTRAORDINARY ASSUMPTION

An extraordinary assumption is an assumption, directly related to a specific assignment, which if found to be false, could alter the appraiser’s opinions or conclusions. Extraordinary assumptions presume as fact otherwise uncertain information about physical, legal, or economic characteristics of the subject property; or about conditions external to the property, such as market conditions or trends; or about integrity of data used in the analysis. There is one extraordinary assumption that applies to the subject of this appraisal:

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•	That the 882 parcels listed by the Brunswick County Registry are essentially the same as the developer indicated inventory of 1073 lots, 4 large parcels, some commercial land and an administrative building. It appears that the tax assessor has combined some of the developer’s individual lots into larger single parcels. Cross verification of the public record and the developer’s record would be an enormous task. I have assumed that the developer’s inventory is substantially correct.

HYPOTHETICAL CONDITION

A hypothetical condition is that which is contrary to what exists but is supposed for the purposes of the analysis. Hypothetical conditions assume conditions contrary to known facts about physical, legal, or economic characteristics of the subject property; or about conditions external to the property, such as market conditions or trends; or about integrity of data used in the analysis. There are no hypothetical conditions that apply to the subject of this appraisal.

PROPERTY INTEREST APPRAISED

The expressed value opinion considers only the fee simple interest in the subject property. The value conclusion is the bulk sales value of all the lots in a single transfer to a single buyer.

EFFECTIVE DATE

“As Is”, December 31st, 2011.

DATE OF THE REPORT

March 2012

SCOPE OF THE APPRAISAL

The scope of the appraisal is the estimation of market value for real property which involves a systematic process of defining the problem; defining the work, and acquiring the available data, which is then classified, analyzed and interpreted into an estimate of value.

THE APPRAISAL PROBLEM The appraisal problem is to form an opinion of the market value of the unsold properties held by Reeves Telecom, LP and which are all located in the area of Boiling Spring Lakes. The value of the sale of all of the remaining assets to a single buyer in a single transaction. The assets remaining to be sold include 1073 residential platted lots, many of which are undevelopable, four undeveloped large tracts, some roadfront commercial land and a sales and administration building.

The general economy of the area in which the subject is located and the market of which it is a part have been analyzed. Consideration is also afforded its specific location and surrounding influences with respect to economic factors.

Ingram & Company, Inc.

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This appraisal concerns itself with the fee simple “bulk sale “value of the subject property as of the date of valuation, which is December 31st, 2011. In accordance with USPAP, this involves the following steps:

•	Identification of the subject property;
•	Understanding the intended use of the appraisal report;
•	Applying the appropriate valuation methodology;
•	Analyzing the comparable data to arrive at a probable range of value via the appropriate approach(s) to value;
•	Reconciling the results of the utilized approach(s) into a defensible final opinion of value, and
•	Estimating a reasonable marketing time for the subject.

Of the three generally accepted approaches to value, the Sales Comparison methodology is used to determine the retail values of the component parts of the subject, and the Income Approach is used to show the discounted net present value of the bulk sale. This methodology, sometimes called the “subdivision Method” is typical for the valuation of a large number of subdivided lots.

SOURCES Information has been collected from numerous primary and secondary sources, including the following: US Bureau of the Census; local, federal, and state land use regulations and publications; the local courthouse and tax office; local real estate agents and developers; the appraiser's files. References are provided where considered appropriate, and additional documentation is retained in the appraiser's files and is available upon request. All sources, particularly those relating to comparable sales are considered to be reliable; however, no responsibility is assumed for their accuracy, beyond a reasonable effort to obtain verification.

Ingram & Company, Inc.

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REGION AND AREA ANALYSIS

REGIONAL ANALYSIS – WILMINGTON AREA MSA

The Wilmington Area Metropolitan Statistical Area in southeastern North Carolina or MSA as defined by the U.S. Census Bureau, is comprised of three counties; New Hanover, Pender and Brunswick County. Each county has its own characteristics, but the three combined reflect the greater market with its own distinct economic climate. This MSA has separate economic drivers from the Jacksonville and Fayetteville MSAs to the north and west respectively. These are primarily driven by military spending due to the presence of large, regional military bases in both communities. The Wilmington MSA is also set apart from the Myrtle Beach, SC MSA to the south, whose major industry is tourism. Juxtaposed those neighboring MSAs, the Wilmington area has a more diverse economic base that sets it apart as the trade, medical, cultural, financial and educational center for this Eastern Carolina region.

Wilmington is also the State's major seaport. The City is also the County seat of New Hanover County and one of the oldest settled regions of the state. It is the home to the approximately 11,000 students of the University of North Carolina Wilmington and the approximately 7,900 students of Cape Fear Community College. Its coastal location and historic downtown has made it desirable for retirees and vacationers alike. Wilmington’s regional location is shown on the map below.

Regional Location Map

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New Hanover County is sandwiched between Pender County to the north, whose county seat is Burgaw, and Brunswick County to the south, whose county seat is Bolivia. Its location on the banks of the Cape Fear River to its west and the Atlantic Ocean to the east are integral to the area’s economic and cultural character. The following map shows the location of the three counties with a brief description of each following the map.

LOCAL AREA MAP

Brunswick County consists of 847 square miles, with the entire southern line of the county bordering on the Atlantic Ocean. Area beaches include Ocean Isle, Sunset, Holden, Caswell and Oak Island. With all of the natural beauty, as well as the mild climate, the county’s main economic resources are tourism and retirement. The beach populations are increased in the summer by as much as 25 times the normal population. Year-round population centers are centered near Wilmington at the northeast corner of the county near Leland on the west side of the Cape Fear River and in Southport, at the southeast corner of the County. Western portions of the County remain quite rural.

Pender County consists of 871 square miles, with the entire southeastern line of the County bordering on the Atlantic Ocean. Area beaches include Topsail and Surf City. The beach populations are increased in the summer by as much as 15 times the normal year round population. While the county is primarily rural in nature, the coastal area of Pender and Brunswick Counties saw a surge in residential development in recent years prior to the real estate downturn. There have been several very successful waterfront projects in Topsail and Hampstead areas. However, with the recent economic malaise, beachfront communities like Surf City have been hard hit with residential values dropping and an overabundance of inventory on the market, though the overabundance is not as high as in Brunswick County. Interior areas such as Burgaw and Rocky Point have remained more stable.

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New Hanover County is the smallest of the three counties within the Wilmington Area MSA with only 198.93 square miles. Though second smallest in the state in land area, it is quite densely populated due to the presence of the City of Wilmington, with little vacant land remaining for development. This lack of land is a primary factor of what has driven growth of the two neighboring counties of Brunswick and Pender. Area beaches include Wrightsville, Carolina and Kure Beaches. New Hanover County is a peninsula bounded on the west by the Cape Fear River and the east and south by the Atlantic Ocean. Across the western banks of the Cape Fear River is Brunswick County. Pender County is located to the north. The terrain is typical of coastal Carolina: low-lying with an average elevation of less than 40 feet, and characterized by level land, with rivers, creeks and lakes that frequently have considerable swamp and marshlands adjoining them. Large wooded areas, some under Pine cultivation alternate with cultivated fields.

The following table shows pertinent statistics by County and MSA2;

County	New Hanover	Brunswick	Pender	Three County MSA
Population – 2010	202,667	107,431	52,217	362,315
Percent change, 2000 - 2010	26.4	47	27.1	32.68
Median Age	39	47.40	43	42.08
18 Years and Over	77%	77%	79%	77%
65 Years and Over	14%	27%	21%	19%
Total Housing Units	100,560	75,579	27,350	203,489
Median Household Income	$65,219	$55,075	$53,906	$60,593

Average High Temperature	73 Degrees	73 Degrees	73 Degrees	73 Degrees

Average Low Temperature	51 Degrees	51 Degrees	51 Degrees	51 Degrees

Average Rainfall	54 Inches	51 Inches	54 Inches	53 Inches

Shown on the next table is a list of the MSA’s primary employers. All but two are located in New Hanover County. Wal-Mart has locations in Brunswick and New Hanover Counties.

2 Compiled from US Census 2010 data and “Thrive in North Carolina” prepared by the North Carolina Department of Commerce, Division of Policy, Research & Strategic Planning, December 2010.

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PRIMARY EMPLOYERS

Company	Product/Service	Employee Count
New Hanover Regional Medical Center/Cape Fear Hospital	Hospitals	4,738
New Hanover County Schools	Education	3,666
Wal-Mart Stores	Retail	2,592
GE Wilmington	GE Hitachi and GE Aviation	2,100
UNCW	Higher Education	1,898
Brunswick County Schools	Education	1,723
PPD, Inc.	D & D to Pharmaceutical & Biotech	1,500
New Hanover County	County Government	1,480
Verizon Wireless	Communications	1,346
Progress Energy	Southport & Wilmington (Electricity)	1,070
Corning, Inc.	Optical Fiber	1,000
City of Wilmington	Government	981
Novant Medical/Brunswick Hospital	Hospitals	597
Cape Fear Community College	Education	541

The Wilmington Area MSA

From the time of Interstate 40’s construction in Wilmington in the late 1980’s to approximately 2007, the MSA saw rapid population growth. I-40’s opening facilitated in-migration from retirees relocating from colder northern locations, as well as expansion of many of the existing primary employers. The MSA’s employment base and infrastructure grew rapidly. Verizon opened its call center in 2004 and almost all of the primary employers expanded their operations in the area during that time. The residential and retail markets also experienced impressive expansion. The second home market boomed and Brunswick County was one of the fastest growing counties in the country. However, as shown on the following graphs provided by UNCW’s Cameron School of Business, the area’s real estate and economic fundamentals have deteriorated since that time in keeping with the national economic slowdown and real estate downturn.

MSA UNEMPLOYMENT: 2008 – 2010

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After peaking in late 2009/early 2010, area unemployment rates have been relatively stable. New Hanover County has the lowest rate since the third quarter of 2009. Unlike the experience of the 2001 recession, unemployment rates remain at very high levels two years into the recovery. The most probable cause is the yet-to-be completed adjustment to an economy less dependent on real estate employment and income.3

MSA EXISTING SINGLE-FAMILY HOME SALES: 2005 – 2010

WRAR	5 – Month Centered Moving Average	BCAR

PERSONAL INCOME GROWTH IN THE WILMINGTON MSA

3 UNCW Economic Barometer, Volume III, Issue III, June 2011; page 5.

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NEW HANOVER COUNTY ROOM OCCUPANCY TAX COLLECTIONS
GROWTH RATES (NSA)*

*Source: New Hanover County Tax Office

The area economy has a well-developed tourism sector due its coastal location and associated attractions. Hotel room occupancy tax rates are one measure of this sector’s activity. The table above shows a decrease in the growth rates of collections since 2007. Though the recent trend appears to show less decline, none of the past 4 years show positive growth.

EXISTING SINGLE-FAMILY HOME SALES AND AVERAGE SALE PRICES

Realtors' Association	2008	2009	% Change 2008-09	2010	% Change 2009-10	Jan-May 2010	Jan-May 2011	% Change
BCAR
Sales	1,834	2,007	9.4	1,534	-23.6	555	602	8.5
Avg. Sale Price	$264,848	$253,550	-4.3	$245,166	-3.3	$241,466	$247,657	2.6
WRAR
Sales	4,503	4,270	-5.2	4,439	4	1,811	1,710	-5.6
Avg. Sale Price	$239,825	$234,824	-2.3	$231,229	-1.3	$223,519	$222,422	-0.5

As is shown in the above table, there are two real estate associations that serve the three-county Wilmington MSA - the Brunswick County Association of Realtors (BCAR) and the Wilmington Regional Association of Realtors (WRAR). The table shows the overall declining performance of the local markets from 2008 to late spring 2011. During this time, the once vibrant second-home market has been crushed and foreclosures abound. In 2011 sales and prices are up in Brunswick County after declining in 2009, but the New Hanover and Pender markets continue to slide in sales volume and price.

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MSA RESIDENTIAL FORECLOSURES: 2005-20114

The number of foreclosures has been steadily rising in the greater MSA of New Hanover, Brunswick and Pender Counties as shown in the chart below. 2011 figures are for first quarter 2011, the most current figures available.

	2005	2006	2007	2008	2009	2010	2011	2011 Annualized	Current Rate
Brunswick	364	308	492	891	1620	1723	417	1668	1.49
New Hanover	633	561	714	1023	1469	1894	444	1776	0.91
Pender	224	208	239	322	474	524	146	584	1.07
MSA Totals	1221	1077	1445	2236	3563	4141	1007	4028	1.16

The above figures indicate that foreclosure rates may be stabilizing to slightly slowing in the area. However, this is likely due to internal bank foreclosure policies as opposed to an actual improvement of the number of individuals who were in distress.

Not all economic indicators are discouraging for the area. Some signs of stabilization are emerging, most notably, airport and shipping traffic through the Port of Wilmington as shown in the graphs to follow. However, no one anticipates a return to growth in the real estate markets in the MSA until the foreclosure market disappears and national economic fundamentals improve.

WILMINGTON INTERNATIONAL AIRPORT AIR PASSENGER TRAFFIC
GROWTH RATES*

*Source: Wilmington International Airport

Since the second quarter of 2010, retail sales have shown strong, but volatile growth. This is after a deep retrenchment, which started late 2008. As a result, the Port of Wilmington rebounded in 2010 due to increased imports.

4 NC Justice Center: http://www.ncjustice.org/?q=node/808

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PORT OF WILMINGTON CONTAINER TONNAGE GROWTH RATES

2011 Trend Analysis for the MSA

Despite the current economic uncertainty and real estate slump, the greater Wilmington Area remains a desirable place to live, vacation and do business. The 2010 Census ranked it the 8th largest city in North Carolina, moving ahead of High Point, which held the 8th ranking in the 2000 census. It is the only major city in NC located on the coast with its associated coastal amenity. Accordingly, the area should remain desirable for retirees, which bodes well for the medical community. This, along with the aging of the baby boom generation, helps explain the relative strength of the medical employment sector to date.

Several on-line sites rate Wilmington high as a desirable retirement destination. In addition, the October 2011 edition of Outside Magazine listed Wilmington as number 7 of 21 towns ranked as the best towns to live in by a survey of more than 21,000 of its readers, behind such places as Charleston, SC, Portland, Oregon and Boulder, Colorado, focusing on Wilmington’s ample outdoor amenities, and relative economic vibrancy.

Yet, the area is tied to the national economy and with increased globalization, the economy of the world as well. Unemployment remains stubbornly high, likely due to the region’s historic dependency upon construction and real estate-related employment, which are two sectors hard-hit by the downturn. Therefore, the overall trend for the region’s real estate market, on an aggregate level, is for stabilization or possible continued gentle decline. Any increase would be tied to lenders, borrowers and legislators resolving the pressures that lead to the current elevated levels of foreclosures and economic uncertainty. Assuming the banking industry remains stable, threats of national bank defaults in Europe and a second recessionary dip do not materialize, no further steep declines are anticipated.

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NEIGHBORHOOD DESCRIPTION

The subject neighborhood is defined as the Town of Boiling Spring Lakes. This is a combination retirement and resort community originally developed by Reeves Telecom Corporation and first marketed in 1961. It has a land area of 22.60 square miles and a 2010 population of 5,372, up from 2,972 in 2000. The extreme municipal limits cover a distance from east to west of some 7 miles and 8 miles from north to south in a very irregular shape. The following map identifies the Town limits (shaded in darker brown).

Near the eastern boundary, the town is traversed from north to south by the Military Ocean Terminal Sunny Point (MOTSU) railroad, a United States owned facility serving the US Army Sunny Point Ammunition Terminal to the south. Near the center, the town is traversed northwest to southeast by NC Highway 87 (George II Highway) and the southeast corner of the property fronts on NC 133. Near the center of the Town, and extending northeast to southwest is Boiling Spring Lake with tributary lakes extending northwest therefrom. Numerous other smaller lakes are scattered primarily in the eastern and southern portions of the town.

The physical development of Boiling Spring Lakes has consisted primarily of cutting, grading, paving or stabilizing roads, and the staking and platting of lots. The total road net consists of 113 miles, of which 39.5 miles are hard surfaced. The remainder are stabilized with gravel, soil or stone. Additional streets are platted but not improved, or may be negotiated by 4-wheel drive vehicles. Other development includes the stabilization of lakes by the erection of dams and spillways. There is a community 18-hole golf course with a club house (originally built by the developer, but sold to WW Golf Service, LLC), a motel and sales and administrative buildings. The lakes and golf course provide many attractive homesites, but the inventory of lots ranges from 10-acre woodland lots to much smaller lots designated for mobile home use. The following map shows the land use patterns within the community.

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The Town Manager estimates that there are over 2,000 dwellings, including 400 mobile homes. Most of the dwellings are occupied year-round and range from modest frame to very good quality brick veneer dwellings. The mobile homes are, in some instances, occupied seasonally for recreation purposes. The slow absorption over the life of the development can be explained to some extent by the sales program, which included medium term financing and attracted many future retirees, not desirous of building immediately upon purchase. Many of these earlier buyers are now building. Building and mobile home construction over the previous years are as follows.

	Building	Mobile Home
2001	105	19
2002	103	18
2003	122	9
2004	130	5
2005	171	*
2006	118	*
2007	98	*
2008	**	*
2009	**	*
2010	**	*
2011	**	*

* Mobile home permit totals not available for these years, but single family permits likely include some.

** The Town of Boiling Spring Lakes were unable to provide the total building permits issued during 2008 and 2011

The data indicate a strong upward trend in construction until 2007 when the local economy began to suffer along with the rest of the nation. The quality of new homes is also higher than the average in the community, and in some areas the new construction is significantly superior to even nearby dwellings, indicating a level of confidence in the community by new residents.

The Town is incorporated and is governed by a mayor and council, separate and apart from the developers. The Town maintains the streets, provides police protection and trash removal. Fire protection is by the Boiling Spring Lakes VFD. Electricity and cable are generally available throughout the town. The Brunswick County Utilities Department and/or the Town provide community water service to a portion of the community near the center and 1,100 dwellings in the area north and west of the main lake, and most of the area surrounding the golf course. No public waste disposal is available and this is the reason why many lots are undevelopable, as the soils would not support a septic tank system. Plans for a public system have been floated in the past, but to no avail. The developer installed a small community septic system that served several commercial lots along highway 87 in the center of town. Those lots have been sold, and it does not appear feasible to replicate or expand this system. The owners have no plans to develop a sewer system due to the problems associated with disposing effluent. Some outside developers have attempted to negotiate with the Town and the Nature Conservancy to locate effluent disposal areas so that small systems could be installed in some residential areas. To date, none of these has been successful. The possibility of a sewer system does raise the possibility of using some lots, now considered unsuited for development, but I think this is rather speculative.

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Elementary schools are available in Bolivia and Southport, each approximately 8 miles from the town. Middle and high schools are located in the town. Shopping is limited to convenience goods with a better selection in Southport. Full service retailers are located in Wilmington.

The developer transferred title of the major lake to a homeowners association, which subsequently transferred it to the Town in 1981. Title to most of the remaining lakes was transferred to the Town in 1995. Many of the lakes have at least one public access point. The homeowners association is separate from the developer and the Town government. The Town has had difficulty in maintaining the lakes to a reasonable depth as they have developed leaks. The Town believes that the leaks have been cured but the community is waiting on rain shed to fill them back up. The following photographs will give the reader an idea of the community.

George II Highway looking along the main commercial district.

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Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 22

George II Highway

Typical road front retail

Typical Lake View

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Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 23

Typical Golf Course view

Mid income housing in BSL

Main lake from the dam wall

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Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 24

Lake front development

Club house

Municipal buildings

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Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 25

New Security Savings branch.

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Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 26

SUMMARY The subdivision and the resulting Town were developed on a modest scale, but are reasonably attractive. New homes continue to be constructed on lots that have been sold in the past, and there is an active resale market for both lots and houses. Recent years have shown an increase in sales and building activity, but this has slowed along with the rest of the economy since 2007. Sales in 2010 were very limited but have increased in 2011. The size and quality of the newer homes is clearly increasing, demonstrating an increase in demand.

HISTORY OF THE BOILING SPRING LAKES DEVELOPMENT

The Boiling Spring Lakes Community began development in 1961 and Reeves Telecom was the original developer. The Town Manager estimates that the incorporated community comprises 22.6 square miles with a 2010 population of 5,300 and over 2,000 dwellings.

Following its inception, the property was intensely marketed for approximately 15 years, during which time about 8,100 lots were sold. These sales were typically on a land contract or contract for deed basis with a small down payment and then modest monthly payments for ten years. A high percentage of the contracts were carried to completion. The land contract method of sales and financing was discontinued in 1982 and the current practice is to sell the lots for cash with financing from third party sources. None of the old contracts remain in force.

The volume of lot sales was very high during the period 1961 – 1975, during which time the property was heavily promoted. The volume diminished in 1976, and remained low through the mid seventies, due to a combination of factors. The most significant of these were a requirement to submit HUD reports, an engineering problem that caused the lake to drain, a reorganization of the ownership and the desire of the new owner to market the property as a whole (bulk sale), rather than to sell individual lots.

During the period in which the property was marketed as a whole, the lots were not actively marketed on an individual basis and there were no sales for more than ten years. During this period, the Town took over the ownership of most of the streets and parks, and some of the lakes. This significantly reduced the holding and maintenance costs for the developer. Meanwhile, the second nine holes of the golf course were built, and additional lots developed adjacent thereto. This action has helped to balance the inventory of available lots, as most of the higher priced lots around the major lake had been sold.

Administrative and maintenance staffs were kept intact, at least at skeleton levels for some time, but when sales were suspended and the maintenance demands diminished, the staff was reduced to a manager and one assistant, as is the current level. Resumption of an active sales campaign would require the organization of a new staff.

The Town limits formerly coincided with the perimeter of the subject property, but the sale of 3,484 acres of mostly unproductive land to the Nature Conservancy in 2000 significantly reduced the area owned by Reeves Telecom, LP, and its property is now mostly concentrated in the central and eastern portions of the Town.

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Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 27

The golf course was sold in March of 2001. The current operation by a third party relieves the owner from the burden of management while still providing an amenity to facilitate lot sales, and, as such, is an asset to the development as a whole.

Lot sales activity by Reeves Telecom in the development from 2000 – 2011 is shown below and encompasses all sales activity in Boiling Spring Lakes during this period that was listed in the MLS.

Year	Parcels	Gross Sales	Avg Price/Lot
2000	56	$449,535	$7,800
2001	69	$420,742	$5,400
2002	22	$270,864	$12,300
2003	29	$248,862	$8,500
2004	86	$1,114,147	$12,955
2005	81	$2,265,516	$27,969
2006	23	$615,081	$26,743
2007	15	$469,826	$31,322
2008	0	$0	$0
2009	1	$18,000	$18,000
2010	0	$0	$0
2011	10	$67,000	$6,700

An increase in sales activity in 2004 and 2005 was shared by similar communities in the area. Management attributed the increased activity to spillover from nearby higher priced developments which had much more aggressive marketing, and to a large degree, to the interest shown by builders who were constructing homes on speculation. In addition, a substantial number of residents of nearby beaches sold their homes in that rapidly increasing market, and moved to Boiling Spring Lakes, which is nearby and much less expensive.

During 2006 and 2007, years which indicated the beginning of the downturn in the economy, prices remained stable, but volume dropped remarkably. There were no sales in 2008, one sale at a reduced price in 2009 and no sale in 2010. Sales activity picked up in 2011 with 10 lot sales.

Demand and sales volume in the recent past and for the near term future are significantly down because of the following:

First, the downturn in residential demand has moved from water/amenity-oriented communities to all residential development in the area. Projections for a turnaround in demand are speculative at this time, but the subject offers properties at the low end of the area price spectrum and it should benefit from an early increase in demand.

Second, the past issues with the lakes, caused by sink holes, resulted in many months of dry lake beds. In this condition, the lakes do not provide an amenity and are in fact a detriment to sales. This issue appears to have been cured for the time being and its effect is mitigated.

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Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 28

Third, the restrictive effect on development as a result of red cockaded woodpecker habitat within the community. Virtually the entire town, with its mature long-leaf pine, is a potential habitat for this endangered species. These potential habitats include most of the areas in which Reeves Telecom, LP, has remaining lots, and colonies have been identified in many areas. The Town has a tree ordinance designed to protect habitat and the US Fish & Wildlife Service has oversight over any new building in the areas of concern. A building permit requires sign off from both the Town and the Service.

The initial reaction to this circumstance resulted in a strong concern within the community that many lots would no longer be buildable. A grant to the Town was issued to develop a habitat conservation plan. As approved, the Town is now the permitting agency and most of the lots are likely to be buildable in the long term. The following map shows the clusters and foraging habitat areas.

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Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 29

ALL SALES IN BOILING SPRING LAKES 2010-2011

The following table shows the sales of lots in the Boiling Spring Lakes market as recorded by Reeves and in the MLS. The Reeves sales are shown in red.

Year	Lot (s)	Sect.	Perk Y/N	Price	# of Lots	Price/Lot	Comments
10	789	1	Yes	$9,500	1	$9,500
10	41	17	No	$4,500	1	$4,500
10	21	2	Yes	$12,000	1	$12,000	3Br not in wood pecker cluster on Perch Pond
10	23	2	Yes	$13,000	1	$13,000	3Br not in wood pecker cluster on Perch Pond
10	19	4	No	$4,250	1	$4,250	Trailer section
10	20	4	No	$4,250	1	$4,250	Trailer section
10	1	1A	Yes	$5,500	1	$5,500	3BR Perc
10	80	9	Yes	$10,000	1	$10,000	Short sale
10	10	5	Yes	$7,500	1	$7,500	3 Br Perc and no wood pecker cluster
10	308	7	Yes	$13,000	1	$13,000	4Br not in wood pecker cluster
10	4	31	Yes	$38,000	1	$38,000	Lake-front, 3 Br per, not in wood pecker cluster
10	56	7	Yes	$39,900	1	$39,900	Lake-front, 3 Br per, not in wood pecker cluster
10	66	29W	No	$4,150	1	$4,150	Trailer section
10	32	1	Yes	$14,000	1	$14,000	3Br (expired)
				$179,550	14	$12,825

11	3	D	Yes	$22,000	1	$22,000	3Br perc, driveway in place oversized lot
11	18	3		$8,000	1	$8,000	Block L - Low lying - purchased as buffer
11	96	9	Yes	$25,500	1	$25,500	Not in wood pecker cluster
11	590 & 627	3		$8,000	2	$4,000	Spring Lake Ext 1
11	30	9		$10,000	1	$10,000	Not in inventory
11	434	7	No	$4,400	1	$4,400
11	35	1	Yes	$11,000	1	$11,000	In wood pecker cluster
11	12	4	No	$2,800	1	$2,800
11	17	14	Yes	$15,500	1	$15,500	Has perc letter not in wood pecker cluster, oversized lot
11	287	38W	No	$300	1	$300	Unlisted West of 87
11	285 & 286	38W	No	$400	2	$200	Unlisted west of 87
11	5 & 6	5	Yes	$15,500	1	$15,500	Bank-owned oversized lot with lake view
11	9	1	Yes	$46,000	1	$46,000	Lake-front not in wood pecker cluster, perc likely
11	30 & 31	J		$9,000	2	$4,500	Bl Q Sec 1 now combined with lot 18
11	7	4		$8,000	1	$8,000	Bl 406 - not in inventory, Plat H/337
11	523	7	No	$1,250	1	$1,250
11	97	9	Yes	$10,000	1	$10,000	3Br not in wood pecker cluster
11	1, 24 & 25	11		$24,000	3	$8,000	Needed 3 lots to develop
11	145 & 146	1W	No	$2,500	2	$1,250	Pending
11	42	2	Yes	$10,000	1	$10,000	3Br Perc. Waterfront Lake Keziah. Needs variance for woodpecker
11	65	14	Yes	$11,250	1	$11,250	Not in wood pecker cluster
11	66	14	Yes	$11,250	1	$11,250	Not in wood pecker cluster
11	309	7	Yes	$7,500	1	$7,500	4 Br Perc and not in wood pecker cluster
11	26	7	Yes	$11,700	1	$11,700	3Br not in wood pecker cluster
11	599	1	No	$2,500	1	$2,500
11	27	2	Yes	$5,500	1	$5,500	Short sale
11	3	2	Yes	$8,000	1	$8,000	Not in wood pecker cluster
11	82	S9	Yes	$9,000	1	$9,000	Not in wood pecker cluster
11	80	14	Yes	$14,000	1	$14,000	Bank-owned
11	26	2	Yes	$5,500	1	$5,500	Short sale

	Totals/Average			$320,350	36	$9,813

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Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 30

MORE REPORT

The MORE Report is a tracking service that looks at all of the subdivisions in Brunswick County and uses the register of deeds to track all sales of lots and houses in each one. This data is then applied by subdivision to a survey that ranks each project. According to the MORE Report, the following information about the subject is known.

•	32 Lots were sold in BSL in 2010 and 39 lots sold in 2011 5.
•	The average lot price in 2010 was $13,688 and this fell to $12,231 in 2011.
•	The lot value to home price was 8% in 2010 and 9% in 2011.
•	There were 8 new home sales in 2010 with an average value of $152,813.
•	There were 6 new home sales in 2011 with an average price of $124,833.
•	There were 48 resale home sales in 2010 with an average price of $163,615.
•	There were 67 resale home sales in 2011 with an average price of $142,828.
•	The 2011 inventory of lots, city-wide, is estimated at 2,074.
•	Of the 39 lots sold in 2011, 24 were to non-builders.
•	No permits were issued in 2011.
•	In 2010, BSL was ranked 24th of 180 competing subdivisions based on sales activity.
•	In 2011 this fell to 34th.

5 The difference between the MLS/Reeves lot sale number and the MORE Report count is likely because not all lot sales go through the MLS and the MORE Report research counts all transfers that are recorded in the Register of Deeds. It is possible that some sales of foreclosed lots may not be tracked.

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Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 31

HISTORY OF THE SUBJECT

The subject property is the remaining unsold land and an office building in Boiling Spring Lakes, all of which have been owned for a period in excess of three years. The subject property is listed for sale, as individual lots, by Reeves Telecom, LP. The following table shows the subject sales since 2004.

Year	Month	Lot	Sect.	Type	Price	# of Lots	Price/Lot

2004	10	2	1W	COMM	29,911	1	29,911
2004	10	1	1W	COMM.	29,911	1	29,911
2004	2	17	26W		11,000	1	11,000
2004	5	24	26W		7,968	1	7,968
2004	9	1-3	26W		99,665	3	33,222
2004	3	10,19,20,23	30W		44,000	4	11,000
2004	4	15,16	30W		22,000	2	11,000
2004	5	125	30W		6,500	1	6,500
2004	8	124	30W		7,000	1	7,000
2004	10	3,4	30W		26,286	2	13,143
2004	11	6	30W		12,389	1	12,389
2004	9	7	30(W)		12,265	1	12,265
2004	3	60	31W		4,500	1	4,500
2004	3	59	31W		4,500	1	4,500
2004	11	86	31W		8,000	1	8,000
2004	11	87	31W		8,000	1	8,000
2004	1	35-36	72(1)		26,943	2	13,472
2004	4	91,92	72(1)		28,647	2	14,324
2004	7	86,87,90	72(2)		44,169	3	14,723
2004	7	21-23	9(2)		19,896	3	6,632
2004	7	77-79	9(2)		19,884	3	6,628
2004	9	123	9(4)		7,577	1	7,577
2004	6	19	SLE(1)		7,165	1	7,165
2004	10	5-9	2		38,631	5	7,726
2004	11	3	3		56,767	1	56,767
2004	2	138	6		15,000	1	15,000
2004	12	137	6		25,000	1	25,000
2004	9	230	7		7,964	1	7,964
2004	2	378	8		2,500	1	2,500
2004	5	80,81	9		12,887	2	6,444
2004	8	85	9		9,000	1	9,000
2004	9	7-14	14		67,973	8	8,497
2004	3	231	17		6,000	1	6,000
2004	12	234,235	17		10,500	2	5,250
2004	5	83	72		12,500	1	12,500
2004	5	153	72		19,923	1	19,923
2004	6	15-19,97-100	72		116,049	9	12,894
2004	6	33,34	72		22,877	2	11,439
2004	6	38	72		34,863	1	34,863
2004	6	27	72		15,922	1	15,922
2004	8	85,88,89,93,94,95,96,166,167,168	72		191,437	10	19,144
2004	9	162	72		20,000	1	20,000

		2004	Total/Avg		1,173,969	88	13,341	13,754

2005	9	40,42	26W		30,000	2	15,000
2005	11	4	26W		29,940	1	29,940
2005	12	61,62	28W		11,976	2	5,988
2005	8	1,2	30W		47,279	2	23,640
2005	9	5	30W		19,887	1	19,887
2005	6	71	31W		12,500	1	12,500
2005	11	85	31W		15,934	1	15,934
2005	7	160	72(1)		38,000	1	38,000
2005	7	79-81	72(1)		54,753	3	18,251
2005	3	14	9(2)		13,960	1	13,960

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Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 32

2005	3	110,111	9(4)		5,000	2	2,500
2005	5	32	9(4)		29,923	1	29,923
2005	8	72	9(4)		8,000	1	8,000
2005	8	1-12	FSQE		657,689	12	54,807
2005	3	27	SLE		14,961	1	14,961
2005	11	26	SLE-1		24,450	1	24,450
2005	1	14	1	B1	9,000	1	9,000
2005	9	4	2		12,000	1	12,000
2005	1	9	3		59,876	1	59,876
2005	1	4	3		56,860	1	56,860
2005	2	8,10	3		119,738	2	59,869
2005	3	5	3		60,000	1	60,000
2005	6	17	4		18,942	1	18,942
2005	6	19,24,25,26	4	B 405	55,000	4	13,750
2005	10	27	4	B405	15,928	1	15,928
2005	1	1,2	5		10,000	2	5,000
2005	7	270,360,361	7		38,961	3	12,987
2005	2	103	9		9,979	1	9,979
2005	3	43	14		7,975	1	7,975
2005	3	80	14		19,949	1	19,949
2005	4	79	14		18,946	1	18,946
2005	5	1,2	14		28,408	2	14,204
2005	6	71,72,74,75,81	14		99,679	5	19,936
2005	7	18	14		18,934	1	18,934
2005	7	73,76,77,78,97	14		94,674	5	18,935
2005	8	4.5AC	14		124,721	1	124,721
2005	8	98	14		19,931	1	19,931
2005	3	11	15		17,947	1	17,947
2005	10	17	31		19,945	1	19,945
2005	1	163	72		32,000	1	32,000
2005	2	29,44	72		64,852	2	32,426
2005	3	159	72		34,911	1	34,911
2005	3	154-156	72		111,217	3	37,072
2005	4	165	72		39,888	1	39,888
2005	4	161	72		31,000	1	31,000

		2005	Total/Avg		2,265,513	81	27,969	26,014

2006	1	63,69,137	72		119,256	3	39,752
2006	1	27,28	26W		30,000	2	15,000
2006	1	75	31W		29,939	1	29,939
2006	2	243,6,7	7&2		46,000	3	15,333
2006	2	55,56,57	2		47,890	3	15,963
2006	2	23	26(2)		54,380	1	54,380
2006	2	415	8	US	12,000	1	12,000
2006	2	152	72(1)		56,867	1	56,867
2006	3	127	72		59,357	1	59,357
2006	3	116	30W		14,963	1	14,963
2006	3	151	72		56,855	1	56,855
2006	4	70	1W	US	14,963	1	14,963
2006	5	1W		COMM	234,437	1	234,437
2006	6	1,10	2(EXT)		35,888	2	17,944
2006	11	16,17	1 EXT		36,723	2	18,362

		2006	Total/Avg		849,518	24	35,397	43,741

2007	1	64	31W		15,977	1	15,977
2007	3	28	4	B405 US	16,000	1	16,000
2007	3	19,20,22	2 EX1		124,564	3	41,521
2007	4	36,37,39,40,42,45,46	14	2S 5US	282,360	7	40,337
2007	4	1.42 AC	11	US	19,925	1	19,925
2007	5	17,18	3	US	11,000	2	5,500
2007	5	.13 AC	COMM	COMM US	29,940	1	29,940

		2007	Total/Avg		499,766	16	31,235	24,171

2008		No Sales in 2008			-		-

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Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 33

2009		L 85	23 Part 5 & 6	Res - Non Build	18,000	1	18,000

2010		No Sales in 2010

Year	Month	Lot (s)	Sect.	Type	Price	# of Lots	Price/Lot

2011	2	590 & 627	3	Res	8,000	2	4,000
2011	2	30	9	Res	10,000	1	10,000
2011	1	18	3	Res	8,000	1	8,000
2011	5	30 & 31	J	Res	9,000	2	4,500
2011	5	173 GC 00111	4	Res	8,000	1	8,000
2011	7	1, 24 & 25	11	Res	24,000	3	8,000

		2011	Total/Avg		67,000	10	6,700

COMMENTS The reader will note that there were no sales of Reeves Telecom property in 2008, only one unbuildable lot sold in 2009 and none were sold in 2010. The dramatic slow down in sales in Boiling Spring Lakes is indicative of the slow down in Brunswick County as a result of the national recession, although perhaps accentuated in Boiling Spring Lakes due to its isolated location. Lot sales picked up again in 2011 with 10 lot sales averaging $6,700 each. It should be noted that until June of 1993, the developer had not actively marketed its lots in more than ten years, preferring instead to market the whole subdivision for a bulk sale. Since then the effort has been to sell individual lots to retail buyers. However, the sales effort has not been aggressive and it is, therefore, difficult to predict the results of an aggressive marketing effort and possible cash flow one might expect.

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Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 34

THE SUBJECT PROPERTY

THE LAND

The subject is comprised of 240 acres of undeveloped residential land in four parcels, 1073 platted lots (both recorded and unrecorded), 219 acres of commercial land and a sales and administrative office. All of the property lies within Boiling Spring Lakes in Brunswick County, North Carolina. The following map identifies the parcels in brown.

IDENTIFICATION MAP

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Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 35

GENERAL COMMENTS AND SOILS The topography of the area is generally level. The soils in the town are generally described as pocosin land, interspersed with sandy ridges. Predominant soil types include Murville, Leon, Urban land complexes, Kureb and Mandarin sands are found in the higher elevations and ridges. The Dorovan and Croatan soils are found in the depressions and stream flood plains and the Murville sands are scattered throughout the lower areas and in transition areas between the sands and mucks.

•	MURVILLE SERIES (MU) The Murville series consists of very poorly drained, moderately rapidly permeable, nearly level soils on flats or in slight depressions. Slopes are 0 to 2 percent. This soil type is frequently flooded and the seasonal high water table is within 1 foot of the surface six months annually. The Murville fine sand soils have severe limitations for development.

•	LEON-URBAN LAND COMPLEX (LO)This mapping unit is on rims of depressions, on smooth flats, and in indefinite patterns on the uplands and stream terraces. It consists of areas of Leon soils and Urban land that are too small and too intermingled to be mapped separately. About 35 to 45 percent is Urban land. Typically, the surface layer of a Leon soil is very dark gray sand 3 inches thick. The subsurface layer is light gray sand 13 inches thick. The subsoil is dark reddish brown sand 24 inches thick. The underlying layer, to a depth of 64 inches, is light gray sand. Urban land consists of areas where the original soil has been cut, filled, graded, or paved so that a soil series is not recognized. These areas are used for shopping centers, factories, municipal buildings, apartment complexes, or parking lots, or for other purposes where buildings are closely spaced or soil is covered with pavement. Slope is generally modified to fit the site needs. The extent of site modification varies greatly. Many areas are relatively undisturbed, while other areas have been cut or filled. Included in mapping are small areas of Seagate, Onslow, Rimini, Murville, Lynn Haven, Kureb, Lakeland, and Baymeade soils. The runoff of the Urban Land part of this mapping unit is greater than that of the Leon soils because of the impervious cover of buildings, streets, and parking lots. A seasonal high water table and leaching of plant nutrients are the main limitations in the use and management of this complex. Most lawn grasses, shrubs, and trees are easily established and maintained. Some soil conditioners and liberal amounts of fertilizer may be needed in most areas. Capability subclass not assigned; Leon part in woodland group 4w, Urban land part not placed in a group.

•	KUREB SAND (KrB) This excessively drained soil is on long, broad ridges on the uplands. Areas are generally broad and long. Most of the acreage is forested. The rest is used for residential and industrial sites. Typically, the surface layer is dark gray sand 3 inches thick. The subsurface layer is light gray sand 23 inches thick. The organic matter content of the surface layer is very low. Permeability is rapid, available water capacity is very low, and shrink-swell potential is low. Very low water capacity and rapid permeability are the main limitations to use.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 36

•	MANDARIN FINE SAND (MA) Upland - This nearly level, somewhat poorly drained soil is in broad interstream areas and in depressions in undulating areas. Most of the acreage of this map unit is in woodland, primarily in the southern part of the county. Individual areas of this soil are irregular in shape and range from 4 to 200 acres. Typically, the surface layer is gray fine sand 5 inches thick. The subsurface layer is white fine sand 13 inches thick. The subsoil is dark brown and black fine sand 17 inches thick. The underlying material to a depth of 80 inches is light gray and black fine sand in the upper part, dark reddish brown fine sand in the middle part, and dark reddish brown sand in the lower part. Surface runoff is slow. Permeability is moderate to rapid, and the available water a capacity is low. Ditchbanks cave and the rate of seepage is high. When artificially drained, the subsoil may exhibit properties of a weakly cemented pan and restrict some root penetration. The soil is extremely acid or very strongly acid in the surface and subsoil unless the surface layer has been limed. The lower part of the subsoil ranges from very strongly acid to neutral. The seasonal high water table is 1.5 to 3.5 feet below the surface. Included with this soil in mapping are small areas of Leon and Tomahawk soils that are intermingled throughout this map unit. Also included are small areas of Murville soils in narrow drainage ways. The included soils make up about 20 percent of this map unit. Mandarin soil is mostly in woodland. The vegetation is adapted to wetness in the winter and droughtiness in the summer. The main canopy trees are longleaf pine, sweetgum, blackgum, turkey oak, blackjack oak, and southern red oak. A few areas of his soil have been bedded and planted to loblolly pine. The understory includes dwarf azalea, American holly, gallberry, huckleberry, waxmyrtle, blueberry, greenbriar, and lichens. These areas are important as habitat for deer, raccoons, fox, rabbit, bobcat, opossum, birds, and other wildlife. A few areas of his soil are used for cropland. Corn and soybeans are the main crops. The soil is droughty in summer. Cover crops and crop residue management help reduce leaching. This soil is poorly suited to residential or recreational development. Wetness, seepage, caving of cutbanks, and the sandy nature of the soil are the main limitations. This soil is in capability subclass VIs and woodland group 4s.

•	DOROVAN MUCK (DA) This level, very poorly drained soil is on flood plains. These soils are not easily accessible. Infiltration is moderate, surface runoff is very slow, permeability is moderate, and available water capacity is high. This soil is strongly acidic and has a high organic matter content. Almost all of this soil type is used as woodland, but because of the wetness and flooding, the use of equipment is severely restricted. This soil is not suitable for cropland, building or sanitary facilities due to the organic content, low strength, wetness and flooding.

•	CROATAN MUCK (CT) This nearly level very poorly drained soil is in flat interstream areas between widely spaced natural drains. Nearly all the acreage of this unit is woodland. This soil is in oval shaped depressions. Typically the surface layer is composed of muck to 39”, it is about 30% mineral content and 70% vegetative matter. Surface runoff is very slow to ponded. The soil has moderately rapid permeability and high volume change when it dries. The organic matter is extremely acidic. The seasonal high water table is at or near the surface for 8-10 months of the year. This soil is subject to rare flooding for brief periods. This soil is generally not used for construction or roads due to low strength.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 37

Drainage patterns over the subject range from very good in the higher sandy elevations, specifically near the lake, to poor or very poor in the lower, more level, areas.

There is a fair cover of pond pine, longleaf pine and loblolly pine. The quality of the soil for silviculture is relatively poor, although with drainage it could be expected to improve. Current regulations allow drainage of wetlands to improve timber growth, but not for residential development; however, the cost of a drainage program for forestry management would probably not prove economically feasible. The higher elevations additionally have a cover of scrub or blackjack oak. The lower elevations have a cover of underbrush.

THE COMMERCIAL LAND – 219 ACRES

The subject commercial parcels front NC Highway 87, also known locally as George II Highway. The following map identifies the commercial parcels which follow most of the frontage along the main thoroughfare in Boiling Spring Lakes. The foregoing description was scaled from various maps and descriptions furnished to the appraiser. For the most part, the tracts have not been surveyed and the areas and distances cited herein are subject to revision, which could affect the value estimate. Much of the commercial frontage may not practically be developed without a community sewer system as the soil types will not support a septic system drainfield. At the time of inspection, there was no signage on the commercial parcels indicating that they were available for sale. The photographs on the following page show typical topography and cover on the commercial land.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 38

Commercial land on the north side of George II Highway

Commercial land on the south side of George II Highway

View west along George II Highway with commercial land on both sides of the road.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 39

RESIDENTIAL PARCEL ONE – 34 ACRES This is an irregular or roughly L-Shaped parcel of approximately 34 acres, although the County GIS has it listed at 27.12 acres. The tax parcel ID is 142PA031 and it has a taxable value of $253,400. It lies southeast of Drayton Road between Revere and Pine Roads, northwest of North Lake. As the tract adjoins developed area, an extension of the existing development is appropriate for the parcel. The owner’s representative believes that since the soil quality is very marginal, this tract would best be developed with 10-acre lots to ensure septic tank suitability. Development costs would be minimal as the subject fronts on two existing roads. The parcels location and aerial map are shown below.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 40

Parcel one is on the left of Pine Road

Parcel one is on the left of Drayton Road

Bluff ridge line in parcel one indicating a buildable area

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 41

PARCEL TWO – 42 ACRES

This an irregularly shaped tract of approximately 42 acres, although the County GIS has it listed at 27.64 acres. The tax parcel ID is 17200002 and it has a taxable value of $131,010. It lies northeast of West Ridge Road west of the Southwest end of Main Lake. As with the first parcel, this tract adjoins developed areas and is an extension of the existing development. Like parcel one, the owner’s representative believes that since the soil quality is very marginal, this tract would best be developed with 10 acre lots to ensure septic tank suitability. Again, development costs would be minimal as the subject fronts on two existing roads. The parcels location and aerial map are shown below.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 42

Western boundary line of Parcel 2 with main lake

Interior of Parcel 2 from Dirt Road Access showing upland area

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 43

PARCEL THREE – 107 ACRES

Parcel three is an irregularly shaped tract of approximately 107 acres, although the County GIS has it listed at 106.49. The tax parcel ID is 1570000106 and it has a taxable value of $1,022,300. It lies northwest of Fifty Lakes Drive, between Morningside Drive and Trevino and Souchak Roads. This is part of the remainder of a tract that was partially developed into the second nine holes of the golf course, and surrounding residential lots designated as Section #72. An estimated 170 lots could be developed from this tract, essentially an extension of Section #72. Approximately 50 of these lots could have golf course frontage, and between twenty or thirty lacking this amenity would front on existing roads and could be developed with minimal expense. This tract is served by community water.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 44

Parcel 3 from 50 Lake Drive

Parcel 3 interior

View of golf course from Parcel 3

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 45

PARCEL FOUR – 57 ACRES

This is an irregularly shaped tract of approximately 57 acres although the County GIS has it listed at 50.63. The tax parcel ID is 15700001 and it has a taxable value of $531,620. It is also a remnant of the golf course tract and lies astride Nicklaus Road. It fronts on the south side of Shore Drive (not waterfront), Forest Lake Road and the west side of Eden Road. An estimated 100 lots could be developed from this tract. Two or three of these would have golf course frontage, some would have partial lake views and more than 50 would front on existing roads and could be developed with minimal expense. This tract is also served by community water.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 46

Parcel four upland

Parcel four on both sides of the road

Parcel four upland

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 47

MISCELLANEOUS PARCELS AND IMPROVEMENTS

There is a smaller tract of some 23 acres that lies below the dam spillway. Because of its location and soil conditions, management does not feel that it is developable, attributes no value to it and it is not reflected in the inventory.

View of parcel below spillway

COMMENTS

The foregoing descriptions were scaled from various maps, and areas as described by the management or as calculated from the maps and descriptions furnished to the appraiser. For the most part, the tracts have not been surveyed and the areas and distances cited herein are subject to revision, which could affect the value estimate.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 48

THE PLATTED LOTS

The platted lots are located throughout the development. Approximately 2/3 of the original holdings have been platted for residential subdivision. Although some of these plats have not been recorded, the development is substantially committed to the subdivision plan, as lots have been sold therefrom, albeit described in some cases by metes and bounds. More than 1,700 lots totaling some 1,500 acres were sold to The Nature Conservancy since 2000, almost all of which were not buildable due to soil conditions.

The residential subdivision is in three broad categories. The first, individual homesites, ranging from 10,000 SF to 25,000 SF in size; secondly, sites are dedicated through use and zoning as sites for mobile homes; and thirdly, subdivision into small timber tracts and ranches, being plots of 5-10 acres each. Good utilization of the amenities afforded by the lakes and golf course has been incorporated into the design.

In some areas, the dedicated streets are not improved. For the most part, these are areas in which the lots are not buildable under current health department regulations, as discussed previously, and include those areas that were sold to The Nature Conservancy.

An inventory of available lots, both buildable and unbuildable, is included in the estimate of value that follows in the valuation section.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 49

THE SUBJECT'S IMPROVEMENTS

The subject’s only significant or saleable improvement consists of a 1,270 SF office building. There is also a former post office building that is essentially a derelict shell structure of little contributing value and further analysis of this structure is omitted.

The administrative offices of Reeves Telecom, LP are located in the office building which was completed in 1973 (actual age of 38 years) and the interior is divided into a reception area, four offices, a kitchen, a storage room, a utility room and a rest room. Workmanship, material and overall maintenance has been average to good. This building is located on a 0.430-acre parcel with a PID of 156LC023. The parcel and building are valued at $75,330 by the County Tax Assessor.

A description of the basic building components is as follows.

Foundation:	Raised concrete slab above grade
Frame:	2” x 4” pine wood frame with wooden/plywood sheathing and brick veneer
Roof:	Asphalt shingle on plywood and wood truss frame
Floor Cover:	Vinyl and carpet
Ceiling:	Textured sheetrock
Lighting:	Fluorescent tubes
Partition Walls:	Wood stud with sheetrock or pre-finished plywood
Plumbing:	A lavatory, a WC, sink and a hot water heater
Electrical:	200 amp service
Sprinklers:	None
HVAC:	Split system heat pump
Parking Spaces:	5 spaces on 3,500 SF asphalt
Drive Cuts:	One
Retention Ponds:	None
Sprinkler:	None
Well:	None
Septic Systems:	Individual system
Landscaping:	Typical

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 50

PHOTOGRAPHS OF THE SUBJECT BUILDING

1. George II Highway looking west from the subject

2. George II Highway looking east from the subject

3. Subject administrative building and parking area

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 51

4. Former post office.

FUNCTIONAL OBSOLESCENCE

The subject building’s concept and design are reasonably well suited for its intended use. The floorplan in the office is well designed and efficient for general office use. The quality of this office interior upfit is adequate for current market expectations.

DEFERRED MAINTENANCE

The subject is in good condition and deferred maintenance was not noted during the inspection.

TAXES AND ASSESSMENT DATA

AD VALOREM TAX VALUE The subject property is assessed for taxes on 893 parcels by Brunswick County, with a total assessment of $26,810,420, an increase from the previous assessment of $21,288,620. Being located within the Town limits of Boiling Spring Lakes and Brunswick County, the subject property is liable for both County and City taxes. The following table shows rates and assessments for years 2006 – 2011.

	2006	2007	2008	2009	2010	2011
Brunswick County	0.540	0.305	0.305	0.305	0.305	0.443
Boiling Spring Lakes	0.25	0.12	0.12	0.12	0.120	0.170
Combined Rate	0.79	0.43	0.43	0.43	0.425	0.613

Assessment	6,947,848	12,143,529	26,810,420	26,810,420	28,902,685	20,069,654

Tax Burden	54,888	51,610	113,944	113,944	122,836	123,027

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 52

The revaluation in 2010 resulted in an increase in the assessment which was subsequently appealed in 2011. The tax burden has varied from year to year as the rates have changed and the assets have been developed or sold. The tax load is burdensome, particularly at the new levels since 2007, and higher than that of similar competitive developments. This is because a very large number of the platted lots are assessed individually at their retail market value, with no discount for their common ownership. Consequently, the total is larger than would be found in a subdivision in which most of the lots have yet to be platted or developed and are held as bulk “future development” land. Efforts to obtain relief have met with only limited success, due to the limitation imposed by the state law under which the taxes are levied.

ZONING AND APPLICABLE ORDINANCES

The property is zoned by the Town with a variety of classifications, which generally conform to the original planning concept, as shown on the map on the following page.

There are no significant limitations of use imposed by the zoning, as it follows the original plan and is consistent with good planning concepts.

In addition to the limitation of use imposed by the zoning, portions of the property are subject to the wetland jurisdiction of the USA Corps of Engineers under their “404 Jurisdiction”. The Corps is the permitting agency for any proposed filling of wetland areas. Determination of these areas is made by the Corps based on criteria including soil types, drainage and vegetation. Determination of wetland areas and permit processing is done on a case-by-case basis , with consideration given to an overall development plan. Each permit request is evaluated on its own merit. Consequently, the outcome of any such request cannot be predicted with certainty. In 1989, the Corps made a cursory survey that indicated that most of the undeveloped areas and many of the lots would probably be considered wetlands. Virtually all of the land sold to the Nature Conservancy was in this category, as are some of the undeveloped areas remaining in the subject.

Based on historic performance, it appears likely that no significant filling of wetlands would be permitted for development purposes. General exception to the regulations allow individual landowners to fill small areas and to permit limited filling to provide access to high lands otherwise inaccessible. Other filling possibilities exist when offset by mitigation, but mitigation plans must be very specific, and no general assumptions can be made about their acceptability.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 53

ZONING MAP

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 54

HIGHEST AND BEST USE ANALYSIS

Highest and best use is defined in the third edition of The Dictionary of Real Estate Appraisal (Appraisal Institute, Chicago, 1993), as follows:

The reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum productivity.

Highest and best use analysis of vacant land is a two-step process. The first step involves the highest and best use of a site as though vacant. The determination must be made to leave the site vacant or to improve it. If the conclusion is to improve the site, the second step is to determine the ideal improvement.

HIGHEST AND BEST USE AS VACANT

The highest and best use of the subject property is judged to be a continuation of its present use, the sale of lots and small tracts to the public. This concept takes cognizance of the amenities afforded by the lakes, the golf course, the development program to which the property is dedicated, and the absence of any demand for a more intensive land use. The highest and best use of the office building is as an adjunct to the on-going sales program, there being no significant current demand that would generate a value in excess of that value to the developer.

The quantity of land designated for commercial use is in excess of current and expected demands. The demand for this use is increasing with the population, and sales of commercial sites showed an increase in demand in 2007 and 2006. The developer had installed a small community septic system to serve a portion of the commercial area. Several sales resulted at volume and price levels that were well above historic levels. The recent development is characterized as small neighborhood facilities such as shops, a bank, a gas station and similar uses. There is some vacancy in the retail buildings. Because of the subject’s large supply of commercial lands, it is likely that portions of the so designated areas will eventually be used for residential purposes.

The marketing of the existing lots should continue, with increased marketing effort. The past four years have shown a dramatic decrease in lots sales, with none occurring in 2008. This is the result of both the economy and the lack of current marketing effort. In this market, an aggressive marketing program is considered necessary to ensure continued sales volume and disposition in a reasonable period. Even with increased marketing, it will most likely be some time before sales volume returns to prior levels because of the economic malaise we find ourselves in. It is probable that volume will not reach the levels of 2004 – 2005 for an extended period as this was a period of unusually high demand. Conversely, the area has shown sustained growth for some time and is expected to recover.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 55

The highest and best use of the vacant tracts is for residential development. The highest and best use of Parcels One and Two is for subdivision into tracts large enough to ensure that septic tanks can be successfully used.

The highest and best use of Parcels Three and Four is for continued development, essentially a continuation of Section 72, incorporating to the extent possible the amenity of the golf course frontage to maximize lot values, and the paved road frontage to minimize development expense.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 56

VALUATION METHODOLOGY

The estimation of a real property's market value involves a systematic process in which the problem is defined; the work necessary to solve the problem is planned; and the data required is acquired, classified, analyzed and interpreted into an estimate of value. In this process, three approaches are normally used: the cost approach, the sales comparison approach, and the income approach. A brief description of each follows.

In the cost approach, the appraiser must first estimate the value of the subject site by comparing it to similar sites that have recently sold or are currently offered for sale. The reproduction cost new of the improvements, as determined by comparison to similarly constructed properties, is then estimated. Depreciation from all sources is estimated and subtracted from the reproduction cost new of the improvements, to arrive at their present worth. The Replacement Cost New (RCN) less the accrued depreciation of the improvements is added to the estimated site value with the result being the indicated value by the cost approach.

The sales comparison approach involves the comparison of similar properties that have recently sold or similar properties that are currently offered for sale, with the subject property. One method is used in this approach; analysis of the price per square foot. The price per square foot method is the sales price divided by the square footage of the building. Adjustments are then made to the data, and the result is a fairly concise range of value for the subject.

The income approach is a process in which the anticipated flow of future benefits (actual dollar income or amenities) is discounted to a present worth figure through the capitalization process. The appraiser is primarily concerned with future benefits resulting from net income. Net income is the remainder after deduction of expenses of operation from the effective gross income. Effective gross income is the result of Potential gross income less vacancy and collection losses. Potential gross income is estimated through investigation of leased facilities in the market to determine economic rent levels. Expenses are then estimated and deducted to determine a projected net income stream. This income stream is then capitalized into an indication of value by using capitalization rates extracted from competitive properties in the market or by using other techniques when applicable.

The value estimates, as indicated by the chosen approaches, are then reconciled into a final estimate of the property's worth. In the final reconciliation, the appraiser must weigh the relative significance, defensibility and applicability of each approach as it pertains to the type of property being appraised.

The market value of the subject “As Is” is to be estimated. To accomplish this, the subject is best valued using the Subdivision Analysis method, which is a combination of the Sales Comparison and Income Approaches. The cost approach was not considered applicable due to the infrastructure being substantially completed.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 57

By estimating a sales rate and the associated sales expenses, a periodic income stream is developed, which is then discounted for the projected sales period into an indicated net present value.

The sales comparison approach is used to collect data that will be used in the income capitalization approach. This data consists of two components: 1) the retail price of each lot or parcel and 2) the projected time period necessary to sell these lots at their retail price, which is known as the absorption period.

The retail price of the subject lots is developed in a similar manner as in the land value by comparison method, except that sales of individual lots are compared to a typical subject lot. Adjustments to the comparable lots also follow a similar format as in the prior analysis. The absorption period is forecast by using both historical sales data from other similar projects, as well as projections as to future demand.

The primary means of analysis in the income approach is the discounted cash flow analysis. This process analyzes period-by-period cash flows resulting from lot sales within the project. The cash flows are specified as to quantity (number of lots sold at a particular price), timing (number sold per period), and duration (absorption period). From these cash flows, a number of expenses are deducted. These include marketing, legal and accounting, taxes on the unsold lots, developer’s profit, and other miscellaneous items.

The net income cash flows are discounted at an appropriate discount rate, and then summed to obtain the total value of the income stream. The sum of these cash flows is the market value of the subject as is. For a residential subdivision, this value is sometimes known as the value to a single purchaser or the bulk sale.

ANALYSIS OF THE SUBJECT’S EXISTING INVENTORY

The subject’s management reports an inventory of 1073 lots, of which 142 are developable without a sewer system and 935 are undevelopable. Many of the developable lots are in the higher priced areas, including 31 in Section 2, 5 in Section 14 and 38 in Section 72. The remaining 68 suitable developed lots are scattered throughout the residential sections. Additionally, the area designed and zoned for commercial use would appear capable of generating up to 40 suitable sites.

The development of the vacant tracts would produce additional lots as follows:

Parcels One and Two would produce some 8 additional lots, large enough to ensure septic tank use. Four of these would require little development expense, and two or three would have lake frontage, albeit of restricted quality or view.

Parcel Three would produce an estimated 170 lots, of which 50 could front on the golf course, and 20-30 would have very little development expense as they front an existing paved road.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 58

Parcel Four would produce an estimated 100 lots, most of which would front on existing roads and could be developed with minimal expense.

A total of 278 lots could be subdivided from the existing four large residentially zoned parcels.

The sales office could be sold off at the conclusion of the disposition period. The following table shows the subject’s current inventory.

Section	Buildable	Unbuildable	Total
1	1	35	36
2	31	31	62
3	12	11	23
4	10	134	144
5	3	20	23
6	0	3	3
7	3	114	117
8	4	50	54
9	1	41	42
11	6	1	7
12	1	6	7
14	5	19	24
17	1	169	170
21	0	1	1
22	0	4	4
26	1	6	7
31	3	15	18
32	3	1	4
72	38	5	43
101	0	115	115
SLE	5	56	61
1W	4	12	16
26W	0	3	3
28W	2	21	23
29W	1	23	24
30W	4	19	23
31W	2	17	19

Total	141	932	1,073

ABSORPTION AND PRICING There has not been a really successful sales program by the company for over ten years, although sales in 2011 have improved over the previous three years. Consequently, estimates of price and disposition rates under an aggressive program are a matter of some speculation. The estimated lot sales prices utilized in the cash flow projections are based upon averages of prior sales from the company and private resales. I have not used current listing prices within the various categories because many are listed at impossible prices with little chance of a contract.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 59

The table following shows the sales history in the development, of both company owned lots and resales. The resale data was compiled from tax sources, and may have some minor errors as lots with mobile homes in place may be inadvertently included in some of the sales used for comparison. While resale volume is well down from previous years, in 2006 there were 257 resales averaging $24,800 per lot, and in 2009 there were only 11 resales, albeit at $36,500 each. Some of the lots are of poorer quality, and some are sales of multiple lots comprising one building site. Lots selling for $3,000 or less are considered unbuildable.

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Reeves Sales
Number	56 (2)	69	22 (3)	29 (4)	86 (5)	81	23 (6)	15 (7)	0	1	0	10
Avg. Price	7,849	5,434	13,150	8,508	12,950	27,969	26,743	31,322	0	18,000	0	6,700

MLS Sales
Number	250	209	164	123	205	460	257	107	33	10	14	23
Avg. Price	8,062	7,964	12,453	11,496	14,000	22,000	24,800	29,900	27,045	18,350	12,825	11,427

Resales over $3k
Number	209	177	144	120	181	424	252	106	33	10	14	17
Avg. Price	9,227	9,076	13,860	11,725	15,400	23,800	25,200	30,100	37,591	18,350	12285	14,071

In 2007, there were 107 resales averaging $29,900 per lot. When lots less than $3,000 are excluded the 2007 statistics change to 106 lots with an average price of $30,100. The higher price for the resale lots is partially due to the inclusion of several lakefront lots. The resale market contains virtually all of the lakefront lots, which have shown strong price increases over recent years. When the lakefront lots are excluded, the average lot resale prices are $20,600 for 2006 and $25,800 for 2007. Most of these owners are in a position to price their lots very competitively, as they were acquired at lower prices many years ago.

In 2008, there were 33 resales in Boiling Spring Lakes, and no Reeves Telecom sales. The average lot price was $27,045. The average non buildable lot price was $8,889 and the average buildable price was $31,386 per lot. There was one lake view lot sale at $135,000, but I was unable to confirm this price. The average building lot was 17,627 SF and the average tract sale was 139,895 SF. No commercial sales were noted in 2008. There were two pond view sales at $28,000 and $60,000 respectively.

In 2009, there were 10 resales in Boiling Spring Lakes, and one Reeves Telecom sale, an unbuildable 5 acre tract sold to The Nature Conservancy for $18,000. The average lot price was $18,350. With the exception of the Reeves tract sale, there were no unbuildable lot sales in 2009. The average buildable SF lot price was $18,389 per lot. There were no lake view lot sales. The average building lot was 11,948 SF and the only tract sale was 220,115 SF. No commercial sales were noted in 2009. There were two pond view sales at $19,000 and $24,000 respectively.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 60

In 2010, there were no Reeves sales but 14 resales with an average price of $12,825. I think the average value was lowered by three sales in mobile home section. The average of the lot sales for stick built lots was $16,240 with two lake front lots at $38,000 and $39,900 respectively.

In 2011, there were 10 Reeves sales and 23 resales. The Reeves sales were the result of an enhanced marketing campaign. The average Reeves sale was $6,700 with a range of $4,000 to $10,000 for generally inferior interior lots. One buyer acquired three adjoining lots for $24,000 that he could get a septic permit and building permit for. The resales ranged from two $5,500 short-sales to $46,000 for a lake-front buildable lot. The average of the buildable lots in 2011 was $14,071, with most of the buildable lots in that range.

RETAIL LOT VALUATION (BY TYPE)

The retail values assigned to the various categories of lots are shown on the following cash flow model. The price of the “other” lots is an average derived from the accompanying table, which shows the inventory of suitable lots and an estimate of the lot value within each section. In the cash flow projection, this category also includes the eight large tracts to be developed from Parcels One and Two. The value estimates are derived from company and resale activity in the various sections and at various times. Lots pricing is forecast to increase over time as we come out of the recession with increases apparent from 2013, and increasing at the indicated rates thereafter.

While the recent sales history (2004-2011) has shown wide fluctuations in both price and sales rate, this was mainly due to the rapid increase in demand followed by a rapid decline. It is my opinion that, with an aggressive and well planned sales program, utilizing the MLS, prices and sales volume could be re-energized and stabilized going forward. Certainly sales prices could be more consistent to maintain a reasonable level of sales volume. This balance is critical to the sell out of any residential development. The volume/pricing relationship is dependent upon several factors such as the amount of competition, the general economy and the availability of new home financing, which cannot be easily predicted. In view of the subject’s history, and the recent trends in nearby developments, it is considered appropriate to estimate a disposition rate (retail pricing), followed by an initial period, that takes into account the levels of the past 6 years and the overall sales in BSL in 2009.

BUILDABLE LOTS (Sections 1, 14 & 72) There are 103 lots in inventory (44 of which perc), and a potential 270 could be added from the existing large parcel inventory, for a total of 373 buildable lots. The rate of sales (absorption), like the retail pricing, cannot be predicted with any degree of certainty, and it is related to pricing and promotional effort, as well as local demand. The 2011 sales of buildable lots in these three sections averaged a rounded $16,600 in 2010 and 2011, which is accepted for this analysis. The rate estimated herein (excluding the commercial and un-buildable lots) average 23 or so lots per year, increasing from 5 in the first year to a maximum of 33 peaking and falling off in the last years of the sell out. This sales rate results in a disposition period for the buildable lots of 15 years with average lot pricing of $24,793. The average is above the most recent history, but takes into account that we are coming out of a deep recession and considering a 15 year sell-out period. In my opinion, indicative of a “normal” market price progression.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 61

OTHER LOTS (Various Sections) There are 91 buildable lots in inventory in these sections and another 8 larger lots could be added for a total of 99. 2010 and 2011 sales of buildable lots in these sections average $11,000. These are the less valuable lots and are priced at an average $14,250 throughout the absorption period and are expected to sell at an average rate of 5 lots per annum.

COMMERCIAL LOTS It is assumed that the commercial sites could be sold at a level rate through the 15 year holding period at an average price of $16,179 per lot, although it is likely that many would not actually be used for commercial development. Sales are held to an average of 3 per annum.

NON-BUILDABLE LOTS The lots not suitable for building, given the current lack of sewer, could be sold to existing adjoining owners, speculators or retirees planning to move after the likely completion of a sewer system (4-8 years out). An estimated 10 lots per year might be sold at an estimated $2,000 each increasing about $100 per annum. The remaining lots would not justify a continuing sales program, and would probably be donated to the town or the Nature Conservancy for open space.

THE SALES AND ADMINISTRATION BUILDING This structure would be sold at the end of the sell out in year 10. Its future value is speculative and is estimated at $250,000. After the discounting, this estimated value does not significantly affect the net present value.

Ingram & Company, Inc.

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REEVES TELECOM HISTORICAL OPERATING EXPENSES

The operating expenses are based on the historical operating expenses of the development. These are shown below.

	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011

RE Taxes	72,335	48,422	51,646	65,964	60,143	54,888	51,610	119,875	124,513	122,836	123,026
Sal/Med	57,655	49,370	53,385	75,052	104,618	118,639	73,741	47,449	57,768	58,241	60,125
Payroll Tax	14,776	13,786	14,645	21,997	45,148	53,798	28,983	12,525	10,335	9,890	9,850
Prop Ins	7,450	7,941	7,906	7,628	8,039	7,042	8,790	6,877	7,152	7,149	7,848
Util/Tel	6,766	7,056	6,471	6,308	6,556	6,541	6,819	5,500	4,685	5,249	5,290
Surveying	6,102	4,635	3,435	16,800	22,575	15,870	8,280	560	0	0	1,320
Advertising	18,113	17,569	15,635	11,936	6,825	8,010	12,147	11,008	5,246	7,155	7,483
Legal	20,785	780	3,680	2,030	255	0	3,246	1,330	1,670	1,300	1,270
Commissions	4,008	0	5,600	7,200	0	0	0	0	0	0	0
Other	26,181	21,208	18,552	32,950	62,193	159,239	41,554	19,896	8,264	8,088	8,880

Total Expenses	234,171	170,767	180,955	247,865	316,352	424,027	235,170	225,020	219,633	219,908	225,092

Re Taxes	72,335	48,422	51,646	65,964	60,143	54,888	51,610	113,944	113,944	122,836	123,026
Sales Expenses	53,569	42,529	49,853	82,229	112,435	119,332	69,914	36,544	40,862	40,879	43,305
Advertising	18,113	17,569	15,635	11,936	6,825	8,010	12,147	11,008	5,246	7,155	7,483

Net Admin Costs	90,154	62,247	63,821	87,736	136,949	241,797	101,499	63,524	59,581	49,038	51,278

SALES AND MARKETING The historical operating expenses have not included any significant sales or promotional expenses. Sales activity has fluctuated with the economy and demand has risen and fallen dramatically. A sales cost of 7.5 percent is included to reflect the cost of sales seen by other larger development in Brunswick County.

ADMINISTRATIVE Administration and overhead is estimated at approximately 8 percent based on historical costs and the estimate of the management. This falls in line with other large developments we have reviewed.

REAL ESTATE TAXES Ad valorem taxes are based on the assessment and rate, and change over the disposition period with the sale, and, or creation of lots.

DEVELOPMENT EXPENSES These expenses are based upon historic costs within the subject, and from those of similar developments, recognizing that many of the lots to be developed will require minimal expense (roads are already in place, etc.). Development is assumed to be staged to provide sufficient lots to maintain an adequate sales inventory.

ENTREPRENEURIAL PROFIT According to The Appraisal of Real Estate, Tenth Edition, published by the Appraisal Institute, “...An anticipated profit is the primary motivation for developing a property. The total cost of a project before entrepreneurial profit should be less than the market value of a completed property...The difference between the cost of development and the value of the property after completion is the entrepreneurial profit (or loss) realized...” “Entrepreneurial profit is a market-derived figure that reflects the amount an entrepreneur expects to receive for his or her contribution.”

Ingram & Company, Inc.

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This is the compensation to the developer for management, coordination, and entrepreneurship employed during a developer’s ownership of the subdivision.

In the residential development community, investors require (or seek) 10 to 30 percent profit on each project. Usually developers do not include the time value of money when quoting their minimum required line-item profit. Also, many developers are reticent to discuss profit margins, and some do not calculate developer’s profit as a line item expense or an actual percentage of costs. Estimating an accurate developer’s profit, which would reflect real world experience, is elusive, based on the above factors.

A national development firm has indicated that 20 to 25 percent of sales, or a 30 percent internal rate of return, based on one-third-equity investment, meets their criteria for profit. However, a national firm may have more economies of scale, and therefore greater profit margins. A local or regional firm would likely have a narrower range of profit, and the estimated developer’s profit would be somewhat lower than the 20 percent reported by the large firms. Since the subject is rather small, and would experience a faster sellout than a larger project, the risk appears to be lower. The shorter sellout period would not discount the profit in a manner that a long period would. Based on these estimates, a developer’s profit of 12.5% is considered reasonable and is used in this analysis.

DISCOUNT RATE A discount rate or yield rate is a market-derived rate used to discount the annual cash flows to present value. Each investor generally has a minimum discount rate that they would accept to make an investment in a specific property. The rates of return used in the income capitalization approach represent future or expected rates, not historical. The accuracy of a particular selected discount rate cannot be proven with market evidence, although it should be selected with some degree of compatibility with currently available data.

One source of estimating a discount rate is from RealtyRates.com, which is a Trade Name and Trademark of Robert G. Watts and Co. (RGW). The Developer Survey represents a polling of 366 commercial appraisers (8%), lenders (26%), and local, regional and national developers (66%). According to the Developer Survey, 4th Quarter, 2011 edition, the various discount rates for subdivisions in the southeast section of the U.S. are as follows. It should be noted that the rates include a provision for developer’s profit. Therefore, they are a combination of a developer’s profit and the discount rate. The rates are shown on the following page.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 64

With the subject’s residential and commercial component, I will use the combined rate indicated by the “Mixed Use” project of 25%. This rate combines a 12.50% developer’s profit and a 12.50% discount rate due to risk and uncertainty.

DISCOUNTED CASH FLOW ANALYSIS Using the variables developed in the preceding paragraphs, the table on the following page summarizes the projection of gross and net incomes for the subject, and the yield capitalization process that develops an estimate of market value from these incomes. The expenses deducted from the total income are those as outlined previously, and include sales expenses, taxes, miscellaneous and developer’s profit. The deduction of these expenses results in the net operating income. Before these net incomes are summed, an intermediate step is necessary to reflect the time value of money. The various net incomes are multiplied by a present worth factor, which has the effect of discounting the future income or benefits to a present value. The final step is the summation of the present worths. This summation generates the Market Value of the property, in a bulk sale to a single purchaser, As Is, as of December 31st, 2011.

OPINION OF VALUE - AS IS
Component	Value	Date
All Remaining Lots	$2,230,000*	December 31st, 2011

*Based on the Extraordinary Assumptions of this report

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 65

DISCOUNTED CASH FLOW MODEL

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 66

EXPOSURE TIME According to USPAP, Standards Rule 1-2(c) states that “When estimating market value, the appraiser should be specific as to the estimate of exposure time linked to the value estimate.”

Reasonable exposure time is one of a series of conditions in most market value definitions. Exposure time is always presumed to precede the effective date of the appraisal. Exposure time may be defined as follows:

The estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the appraisal; a retrospective estimate based upon an analysis of past events assuming a competitive and open market.

The estimate of the time period for reasonable exposure is not intended to be a prediction of a date of sale or a one - line statement. The estimate may be expressed as a range, and be based on statistical information about days on market, information gathered through sales verification and interviews with market participants.

It is estimated that the subject would have required a six to eighteen month exposure period to sell at its estimated value.

MARKETING TIME Reasonable marketing time is an opinion of the amount of time it might take to sell a real or personal property interest at the concluded market value level during the period immediately after the effective date of an appraisal. Related information garnered through the process of estimating a reasonable marketing time includes other market conditions that may affect marketing time, such as the identification of typical buyers and sellers for the type of real or personal property involved and typical equity investment levels and/or financing terms. The reasonable marketing time is a function of price, time, use and anticipated market conditions, such as changes in the cost and availability of funds, and is not an isolated opinion of time alone.

Marketing time occurs after the effective date of the market value opinion. It is estimated that the subject would require a six-month to one-year marketing period to sell at the market value opinion of this report.

Ingram & Company, Inc.

Summary Appraisal Report of the Real Property Assets of Reeves Telecom LP, Boiling Spring Lakes, NC	Page- 67

STATEMENT OF CERTIFICATION

I certify that, to the best of my knowledge and belief:

- The statements of fact contained in this report are true and correct.
- The reported analyses, opinions and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions and conclusions.
- I have no present or prospective interest in the property that is the subject of this report, and no personal interest with respect to the parties involved.
- I have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.
- My engagement in the assignment was not contingent upon developing or reporting predetermined results.
- My compensation for completing this assignment is not contingent upon the development or reporting of a predetermined value or direction that favors the cause of the client, the amount of the value opinion, estimate, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.
- The reported analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute.
- The reported analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.
- The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.
- I have made a personal inspection of the property that is the subject of this report.
- No one provided significant professional assistance to the person signing this report.
- I certify that, to the best of my knowledge and belief, the reported analyses, opinions and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and the Standards of Professional Practice of the Appraisal Institute.
- I certify that the use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.
- As of the date of this report, I have completed the continuing education program of the Appraisal Institute.
- We have performed an appraisal or consulting services with regard to the subject property within the past three years.

Hector R. Ingram, MAI
NC General Appraiser #A2933

Ingram & Company, Inc.

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ASSUMPTIONS AND LIMITING CONDITIONS

•	This is a Summary Appraisal Report that is intended to comply with the reporting requirements set forth under Standards Rule 2-2(c) of the Uniform Standards of Professional Appraisal Practice (USPAP) for a Summary Appraisal Report. As such it represents only a summary discussion of the data, reasoning, and analyses that were used in the appraisal process to develop the appraisers opinion of value. Supporting documentation concerning the data, reasoning, and analyses is retained in the appraiser’s file. The depth of discussion contained in this report is specific to the needs of the client and for the intended use stated below. The appraiser is not responsible for unauthorized use of this report.

•	This report is specifically subject to the assumption that unless otherwise stated in this report, the existence of hazardous substances, including without limitation asbestos, PCB's, petroleum or diesel leakage, motor oil, hydraulic fluid, transmission fluid or agricultural chemicals, which may or may not be present on the property, or other environmental conditions, were not called to the attention of nor did the appraiser become aware of such during the appraiser's inspection. The appraiser has no knowledge of such materials on or in the property unless otherwise stated. The appraiser, however, is not qualified to test such substances or conditions. If the presence of such substances, such as asbestos, urea formaldehyde foam insulation, or other hazardous substances or environmental conditions, may affect the value of the property, the value estimate is predicated on the assumption that there is no such condition on or in the property or in such proximity thereto that it would cause a loss in value. No responsibility is assumed for any such conditions, nor for any expertise or engineering knowledge required to discover them.

•	No Phase 1 Environmental Risk Assessment was requested by the client, or furnished the appraiser.

•	The appraiser has considered the implications of the American Disabilities Act (ADA) of July 1990 and its relation to the property. The provisions regarding access to the subject property became effective on January 26th, 1992, and the client should be aware that while it appears as though limited access is available to parts of the subject, it does not comply with all of the provisions of the ADA. Full compliance with the provisions would require meeting the standards recommended by the "Americans with Disabilities Act Accessibility Guidelines for Buildings and Facilities" (ADAAG)[6]. The subject's value may be affected by the costs of compliance. We are not general contractors and recommend that the client obtain the services of a North Carolina Licensed General Contractor in order to estimate the costs of compliance. We have not allowed for the costs of such compliance in our estimate of value.

 6 56 Fed. Reg. 35407 (to be codified at 36 C.F.R. Part 1191).

Ingram & Company, Inc.

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•	The owner of record is assumed to have free and clear fee simple title with no encumbrances that cannot be cleared through normal channels.

•	The information on which this appraisal is based has been obtained from sources normally used by the appraiser and is considered to be reliable, but is in no sense guaranteed.

•	No opinion of a legal or engineering nature is intentionally expressed or implied and no responsibility is assumed for matters of this nature.

•	The maps, plats and exhibits included herein are for illustration only, as an aid in visualizing matters discussed within the report. They should not be considered as surveys or relied upon for any other purpose.

•	Load bearing capacity of subsoil is assumed to be adequate for the existing or planned utilization of the site, but no borings or studied have been made by the appraiser, and the value conclusions may be affected by such factors.

•	The undersigned appraiser(s) reserve the right to alter their opinion of value on the basis of information withheld from them or not discovered during the normal course of diligent observation.

•	In the event that any material data provided the appraiser is found to be erroneous, the sole responsibility of Ingram & Company, Inc. is to provide an amended appraisal report based upon corrected the data.

•	It is assumed that the subject will meet all zoning, building, and life support requirements as established by the appropriate government agencies or will obtain any variances necessary.

•	Any liability of Ingram & Company, Inc., and its employees or contractors is limited to the fee collected for preparation of the appraisal. There is no accountability or liability to any third party.

•	Any costs incurred by Ingram & Company, Inc., including legal fees, involving the collection of appraisal fees arriving out of this assignment are the responsibility of the addressee.

•	The undersigned appraiser is not required to give testimony or to appear in court by reason of this appraisal, with reference to the property in question, unless prior written arrangements have been made.

•	Acceptance of and/or use of this appraisal report constitutes acceptance of these conditions.

Ingram & Company, Inc.

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STATEMENT OF APPRAISER QUALIFICATIONS - HECTOR INGRAM, MAI

EDUCATION

University of North Carolina at Chapel Hill, B.A., 1989

American Institute of Real Estate Appraisers, Real Estate Appraisal Principles, 1990

American Institute of Real Estate Appraisers, Basic Valuation Procedures, 1990

Appraisal Institute, Income Capitalization Theory and Techniques, Parts A & B, 1991

Appraisal Institute, Discounted Cash Flow Analysis Seminar, 1994

Appraisal Institute, Applied Income Capitalization Seminar, 1994

Appraisal Institute, EDI, Statistical Analysis and Artificial Intelligence, 1996

Appraisal Institute, Appraising Special Purpose Properties, 1996

Appraisal Institute, Eminent Domain and Condemnation, 1998

Appraisal Institute, Appraisal of Nonconforming Uses, 2000

Appraisal Institute, Regression Analysis Concepts and Applications, 2001

Appraisal Institute, Feasibility Analysis, Market Value & Investment Timing, 2002

Appraisal Institute, Analyzing Commercial Lease Clauses, 2002

Appraisal Institute, Environmental Issues, 2002

Appraisal Institute, Land Valuation and Adjustments, 2004

Appraisal Institute, Real Estate Investment Finance – Value and Investment Performance, 2005

Appraisal Institute, Uniform Appraisal Standards for Federal Land Acquisitions, 2006

Appraisal Institute, Valuation of Detrimental Conditions in Real Estate, 2007

Appraisal Institute, The Appraisal of Local Retail Properties, 2008

Appraisal Institute, Subdivision Valuation, 2008

Appraisal Institute, An Introduction to Valuing Green Buildings 2009

Appraisal Institute, Forum on Appraisal Issues From the Reviewers’ Perspective, 2009

Appraisal Institute, Valuation for Financial Reporting, 2009

Appraisal Institute, Appraising Conservation Easements, 2010

PROFESSIONAL EXPERIENCE

Royal Military Academy Sandhurst – SMC 29 - Commissioned 1982

Armoured Cavalry Troop Leader – British Army, UK, Canada, Germany – Royal Hussars (PWO) 1982-1985

Fee Appraiser, The John Hooton Company, Wilmington, NC, 1990 to 1994

President, Ingram, McKenzie & Company, Inc., Wilmington, NC, 1994 to 2007

President, Ingram & Company, Inc., Wilmington, NC, 2007 to Present

President, Board of Trustees, Historic Wilmington Foundation, 2002-2004

Numerous Appearances as an Expert Witness in the Courts, Hearings, Mediations and Arbitrations, 1994-2011

PROFESSIONAL ORGANIZATIONS

Member of the Appraisal Institute MAI #11433 Awarded 1998

President, Board of Directors of the NC Chapter of the Appraisal Institute (NCAI) 2008

Member, YAC & Leadership Development and Advisory Council of the Appraisal Institute, Washington, DC, 1997 – 2004

Appraisal Istitute – Coastal Carolina Chapter – Board of Directors

Wilmington Regional Association of Realtors – Member

Realtors Commercial Alliance of Southeastern NC - Member

Jacksonville Association of Realtors - Member

State Certified General Real Estate Appraiser, NC #A 2993 Awarded 1993

PARTIAL LIST OF CLIENTS

Branch Bank and Trust	SunTrust Bank	RBC Centura
Bryan Cave, LLP	New Hanover Co. Airport Authority	Wachovia Bank/Wells Fargo
BMW Financial Services, NA	US Marshals Office	Landfall Development
City of Wilmington	Wilmington Housing Authority	Morgan Stanley Mortgage Capital
NC Dept. of Transport	New York Life Insurance Co.	Ward and Smith, P.A., Attorneys
Glaxo Smith Kline	Bank of America	Cape Fear Community College
New Hanover County	Progress Energy	N.C. Coastal Federation
Corning, Inc.	New Hanover County Board of Education	Kilpatrick, Stockton, LLP
Butler & Butler, LLP	Ecosystems Land Mitigation Bank Corp.	Zimmer Development
State of North Carolina	Womble, Carlyle, Sandridge & Rice	UNC Wilmington
Brunswick County Airport	The NC State Attorney General’s Office	FDIC
Parker Poe	NC Department of Justice	Williams Mullen
N.C. Coastal Land Trust	The Coastal Resources Commission	Talbert & Bright, Engineers

Ingram & Company, Inc.